Ask FUNDING money when it matters

Mail Processing Section
OCT 09 2009
Washington, DC
121

09047144

01 October 2009

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of September 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001
This product is issued by Ask Funding Limited
ABN 22 094 503 385

ASX / MEDIA RELEASE **3 September 2009**

APPOINTMENT OF DIRECTOR

Ask Funding Limited confirms the appointment of Mr Gavin Partridge as an Independent Non-Executive Director effective as of 1 September 2009.

Mr Partridge is a former managing director of marketing services for leading Australasian advertising agency The Communications Group, prior to which he served for two years as director of Asia Pacific operations for Bates Worldwide and three years as Chief Operating Officer and Managing Director (Sydney) for George Patterson Bates.

Mr Partridge currently sits on a number of private company boards in a non-executive capacity and is the principal of The Company Whisperer consultancy.

ABOUT ASK FUNDING
Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	ASK FUNDING LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GAVIN JOHN PARTRIDGE
Date of appointment	1 September 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A